UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Foster Wheeler AG

(Name of Subject Company)

Foster Wheeler AG

(Name of Person Filing Statement)

Registered Shares, par value CHF 3 per share

(Title of Class of Securities)

H27178104

(CUSIP Number for Registered Shares)

Michelle K. Davies

Executive Vice President, General Counsel and Corporate Secretary
Foster Wheeler AG
Shinfield Park

Reading Berkshire RG2 9FW

United Kingdom

 +44 118 913 1234

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

With copies to:

Doug Smith, Esq.	Matthew F. Herman, Esq.
Freshfields Bruckhaus Deringer LLP	Freshfields Bruckhaus Deringer US LLP
65 Fleet Street	601 Lexington Avenue, 31st floor
London EC4Y 1HT	New York, NY 10022
United Kingdom	United States
+44 20 7936 4000	+1 (212) 277 4037

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8.	Additional Information	2

This Amendment No. 1 to Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2014 by Foster Wheeler AG, a corporation incorporated under the laws of Switzerland and registered in the commercial register of the Canton of Zug, Switzerland with registered number CHE-114.603.783 (the “Company” or “Foster Wheeler”), relating to the exchange offer (the “Offer”) by AMEC International Investments BV (“AMEC Investments”), a company organized under the laws of the Netherlands and a direct wholly-owned subsidiary of AMEC plc, a public limited company incorporated and registered in England and Wales (“AMEC”), to acquire all of the issued and to be issued registered shares of the Company, par value CHF 3.00 per share (“Foster Wheeler Shares”), in exchange for consideration per Foster Wheeler Share (the aggregate of such consideration per Foster Wheeler Share being the “Offer Consideration”) consisting of a combination of $16.00 in cash and 0.8998 AMEC securities (“AMEC securities”), which at the election of the Company shareholders will be in the form of either ordinary shares, nominal value £0.50 per share (“AMEC Shares”), or American depositary shares each representing one AMEC Share (“AMEC ADSs”) in accordance with the Implementation Agreement dated 13 February 2014, by and between AMEC and the Company (as amended by the letter agreement dated 28 March 2014, the Deed of Amendment dated 28 May 2014 and the Deed of Amendment dated 2 October 2014, the “Implementation Agreement”).

All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.                                 Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•                  By adding the following new section immediately following the section captioned “Cautionary Notes” (please refer to page 76 of the Schedule 14D-9):

Calculation of Adjusted EBITDA

Adjusted EBITDA, as used in the Projections, is a supplemental financial measure not defined under US GAAP. The Company defines Adjusted EBITDA as “net income attributable to Foster Wheeler AG” from continuing operations before interest expense, net asbestos-related provision, income taxes, depreciation and amortization. The Company has presented Adjusted EBITDA because the Company believes it is an important supplemental measure of operating performance and because it was provided to its financial advisors, the Board and AMEC in connection with the Offer.

The Company believes that the line item (on its consolidated statement of operations) entitled “net income attributable to Foster Wheeler AG” is the most directly comparable US GAAP financial measure to Adjusted EBITDA. Because Adjusted EBITDA is not a measure of performance calculated in accordance with US GAAP, the Company does not believe that Company shareholders should consider it in isolation of, or as a substitute for, net income attributable to Foster Wheeler AG as an indicator of operating performance or any other US GAAP financial measure.

Adjusted EBITDA, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies. In addition, investors are cautioned that this measure does not necessarily represent funds available for discretionary use, and is not necessarily a measure of the Company’s ability to fund its cash needs. Because Adjusted EBITDA excludes certain financial information that is included in “net income attributable to Foster Wheeler AG” (on its consolidated statement of operations), investors reviewing this financial information should consider the type of events and transactions that are excluded as follows:

•                  it does not include interest expense. Because the Company has borrowed money to finance some of its operations, interest is a necessary and ongoing part of its costs and has assisted the Company in generating revenue. Therefore, any measure that excludes interest expense has material limitations;

•                  it does not include the net change in asbestos related provision. Because the asbestos-related provision relates to the Company’s estimates of its liabilities for claims relating to personal injury alleged to have arisen from exposure to or use of asbestos in connection with work allegedly performed by the Company’s subsidiaries in the 1970s and earlier, increases in the amount of such liabilities may ultimately be paid and reflect ongoing costs of its operations. Therefore, any measure that excludes the net change in asbestos-related provisions has material limitations;

•                  it does not include taxes. Because the payment of taxes is a necessary and ongoing part of the Company’s operations, any measure that excludes taxes has material limitations; and

•                  it does not include depreciation and amortization. Because the Company must utilize property, plant and equipment and intangible assets in order to generate revenues in its operations, depreciation and amortization are necessary and ongoing costs of its operations. Therefore, any measure that excludes depreciation and amortization has material limitations.

The following tables demonstrate the reconciliation of Adjusted EBITDA to “net income attributable to Foster Wheeler AG”.

	Projections Provided August 28, 2013			Projections Provided February 14, 2014		Projections Provided August 2014
	Year Ending December 31,			Year Ending December 31,		Year Ending December 31,
	2013E	2014E	2015E	2014E	2015E	2014E	2015E
	(amounts in millions of dollars)			(amounts in millions of dollars)		(amounts in millions of dollars)
Adjusted EBITDA from continuing operations:
Global E&C Group	211	253	319	252	314	232	280
Global Power Group	156	140	161	133	159	151	150
C&F Group	(82)	(80)	(82)	(75)	(77)	(75)	(78)
EBITDA from continuing operations	285	313	398	310	396	308	352
Less: Asbestos provision	(8)	8	8	8	8	7	8
Less: Interest expense	11	11	13	12	12	6	7
Less: Depreciation and amortization	61	58	58	59	60	57	53
Less: Provision for income taxes	52	60	80	60	79	50	69
Income from continuing operations attributable to Foster Wheeler AG	169	176	239	171	237	188	215
Income/(loss) from discontinued operations attributable to Foster Wheeler AG	3	—	—	—	—	—	—
Net income attributable to Foster Wheeler AG	172	176	239	171	237	188	215

	Projections Provided to Goldman Sachs and J.P. Morgan
	Year Ending December 31,
	2014	2015	2016	2017	2018	2019	2020	2021	2022
	(amounts in millions of dollars)
Adjusted EBITDA from continuing operations	310	396	444	478	511	546	555	592	629
Less: Asbestos provision	8	8	8	8	8	8	8	8	8
Less: Interest expense	11	13	12	8	8	8	8	8	8
Less: Depreciation and amortization	58	58	58	58	58	58	58	58	58
Less: Provision for income taxes	59	81	93	102	108	117	119	126	134
Income from continuing operations attributable to Foster Wheeler AG	174	237	273	302	329	355	362	392	421
Income/(loss) from discontinued operations attributable to Foster Wheeler AG	3	—	—	—	—	—	—	—	—
Net income attributable to Foster Wheeler AG	177	237	273	302	329	355	362	392	421

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOSTER WHEELER AG

Date: October 23, 2014	By:	/s/ MICHELLE K. DAVIES
	Name:	Michelle K. Davies
	Title:	Executive Vice President, General Counsel and Corporate Secretary